Mail Stop 3561

July 11, 2007

Via U.S. Mail & Facsimile (212) 818-8881
Mr. Peter Wang
President
Equicap, Inc.
10510 Hillsboro Road
Santa Ana, CA 92705

> **Re:** **Equicap, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed June 13, 2007**
> **File No. 333-142204**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Summary, page 3

1. Please define the private placement the first time you mention it as "the Offering" so that references to the Offering later in the prospectus, such as on pages 11, make sense.

Market Overview, page 37

2. We note your response to comment 3 from our letter of May 18, 2007. Please either file consents for the use of information from Modern Material Handling Magazine and from the China Association of Auto Manufacturers or confirm that the information cited here is publicly available for free or for a nominal cost, quantifying any such nominal cost. Refer to Rule 436 of Regulation C.

Selling Stockholders, page 54

3. We note your response to comment 20 from our letter of May 18, 2007, but we reissue it, in part. Through footnote or otherwise, please identify which of the selling shareholders are the 11 selling stockholders who received shares in the Offering you mention in the second paragraph.

Note 2: Summary of Significant Accounting Policies, Page F-7
Revenue Recognition

4. Please tell us whether you have considered the indicators presented in EITF 99-19 in regards to determining that sales are reported on a gross basis. Address each of the indicators outlined in paragraph 3 and completely and clearly explain to us how you have determined that your current reporting as a principal is appropriate. Please also consider the various indicators for reporting as outlined in the EITF discussion. Notwithstanding the supplemental information requested, you should expand your revenue recognition policy to address the reporting and the reasons for recognizing revenues on a gross or net basis in your consolidated financial statements.

Note 4: Restatement of Consolidated Financial Statements, page F-17

5. We note that your financial statements have been restated to correct for allowances for bad debts. Please explain the factors causing this correction and disclose the amount associated.

Note 9: Conversion of Convertible Note of Equicap, page F-21

6. We note your revised discussion of this matter, including the impact on the consolidated financial statements. However, we believe you should expand the penultimate paragraph in the note to clearly state the reason the charge of approximately $900,000 is being reflected in the consolidated financial statements. In this regard, as an example, you should consider disclosure stating the following: "Upon conversion, a charge of approximately $900,000 was made to general and administrative expenses with a respective increase to additional paid-in-capital for the conversion into common shares at a 90% discount from the $1.42 / share received for the sale of common stock in the Share Exchange." Please revise accordingly.

Note 10: Make Good Escrow Agreement, page F-21

7. We note your response to comment 9 from our letter of March 18, 2007 and additional footnote 10 to the financial statements for the interim period ended March 31, 2007. Although you state and we concur that expense will be

recognized on the release of shares to either the investors or former shareholders of USUNCO, we believe the return (or release) of shares back to the former shareholders of USUNCO provides different accounting treatment on the expense being based on the earn-out (i.e. performance based) criteria of the arrangement. Therefore, in describing the accounting treatment for shares returned to the former shareholders of USUNCO, we believe you should clarify the substance of this arrangement to the former shareholders being tantamount to a reverse stock split when their shares are placed into escrow followed by the grant of a restricted stock awarded with its corresponding expense based on the market value of the common shares at the date the shares are released and returned to the former shareholders upon the satisfaction of the earn-out (i.e. performance based) criteria in the escrow arrangement.

8. In light of the net loss generated to date, please also expand your disclosure to detail the potential impact the arrangement will have on the financial statements. Specifically describe the estimated expense associated with the potential release of 3,042,254 shares that may occur in current fiscal year end (2007) that will end shortly. In addition, your MD&A should discuss the potential impact on your consolidated financial statements for meeting or not meeting the performance measure for the subsequent year ended June 30, 2008. Please revise your disclosures accordingly.

Other

9. Please include a currently dated, manually signed consent from the independent public accountant in the amended Form SB-2.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 818-8881
        Andrew Hudders, Esq.
        Graubard Miller